Securities and Exchange Commission
                             Washington, D. C. 20549

                                  Schedule 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                          Level 3 Communications, Inc.
                                  Common Stock
                             CUSIP Number 52729N100

Date of Event Which Requires Filing of this Statement:     December 31, 2003

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ X   ]  Rule 13d-1(b)
         [     ]  Rule 13d-1(c)
         [     ]  Rule 13d-1(d)

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

CUSIP No. 52729N100

         1)    Name of reporting person:
                  LMM, LLC
               Tax Identification No.:
                   52-2204753

         2)    Check the appropriate box if a member of a group:
                  a)     x
                  b)     n/a

         3)    SEC use only

         4)    Place of organization:
                  Maryland

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          - 0 -
         6)     Shared voting power:        34,923,900
         7)     Sole dispositive power:     - 0 -
         8)     Shared dispositive power:   34,923,900

         9)     Aggregate amount beneficially owned by each reporting person:
                  34,923,900

         10) Check if the aggregate amount in row (9) excludes certain shares n/a

         11)    Percent of class represented by amount in row (9):
                  5.16%

         12)    Type of reporting person:
                  IA, OO

CUSIP No. 52729N100

         1)   Name of reporting person:
                  Legg Mason Funds Management, Inc.
              Tax Identification No.:
                   52-2268681

         2)   Check the appropriate box if a member of a group:
                  a)     x
                  b)     n/a

         3)   SEC use only

         4)   Place of organization:
                  Maryland

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          - 0 -
         6)     Shared voting power:        32,323,900
         7)     Sole dispositive power:     - 0 -
         8)     Shared dispositive power:   32,323,900

         9)     Aggregate amount beneficially owned by each reporting person:
                  32,323,900

         10) Check if the aggregate amount in row (9) excludes certain shares n/a

         11)    Percent of class represented by amount in row (9):
                  4.77%

         12)    Type of reporting person:
                  IA, CO

CUSIP No. 52729N100

         1)   Name of reporting person:
                  Legg Mason Capital Management, Inc.
              Tax Identification No.:
                   52-1268629

         2)   Check the appropriate box if a member of a group:
                  a)     x
                  b)     n/a

         3)   SEC use only

         4)   Place of organization:
                  Maryland

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          - 0 -
         6)     Shared voting power:        3,574,400
         7)     Sole dispositive power:     - 0 -
         8)     Shared dispositive power:   3,574,400

         9)     Aggregate amount beneficially owned by each reporting person:
                  3,574,400

         10) Check if the aggregate amount in row (9) excludes certain shares n/a

         11)    Percent of class represented by amount in row (9):
                  0.53%

         12)    Type of reporting person:
                  IA, CO

CUSIP No. 52729N100

         1)     Name of reporting person:
                  Legg Mason Opportunity Trust,
                  a portfolio of Legg Mason Investment Trust, Inc.
                Tax Identification No.:
                  52-2203385

         2)     Check the appropriate box if a member of a group:
                  a)   n/a
                  b)   n/a

         3)     SEC use only

         4)     Place of organization:
                             Maryland

Number of shares beneficially owned by each reporting person with:
           5)  Sole voting power:           - 0 -
           6)  Shared voting power:         34,923,900
           7)  Sole dispositive power       - 0 -
           8)  Shared dispositive power:    34,923,900

           9) Aggregate amount beneficially owned by each reporting person:
                      34,923,900

           10) Check if the aggregate amount in row (9) excludes certain shares:
                      n/a

            11) Percent of class represented by amount in row (9):
                      5.16%

            12) Type of reporting person:
                      IV, CO
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
         Item 1a)     Name of issuer:
                           Level 3 Communications, Inc.

         Item 1b)     Address of issuer's principal executive offices:
                           1025 Eldorado Boulevard, Bldg. 2000
                           Broomfield, CO  80021

         Item 2a)    Name of person filing:
                           LMM, LLC
                           Legg Mason Funds Management, Inc.
                           Legg Mason Capital Management, Inc.

         Item 2b)    Address of  principal business office:
                           100 Light Street
                           Baltimore, MD  21202

         Item 2c)    Citizenship:
                           LMM, LLC
                               Maryland limited liability company
                           Legg Mason Funds Management, Inc.
                               Maryland corporation
                           Legg Mason Capital Management, Inc.
                               Maryland corporation

         Item 2d)    Title of class of securities:
                           Common Stock

         Item 2e)    CUSIP number:     52729N100

         Item 3) If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
         (a)[   ] Broker or dealer under Section 15 of the Act.
         (b)[   ] Bank as defined in Section 3(a)(6) of the Act.
         (c)[   ] Insurance Company as defined in Section 3(a)(6) of the Act.
         (d)[ ] Investment Company registered under Section 8 of the Investment Company Act.
         (e)[ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
         (f)[   ] Employee Benefit Plan, Pension Fund which is subject to ERISA of 1974 or Endowment Funds; see 240.13d-1(b)(ii)(F).
         (g)[   ] Parent holding company, in accordance with 240.13d-1(b)(ii)(G)
         (h)[X  ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

         Item 4)    Ownership:

         (a)     Amount beneficially owned:             70,822,200

         (b)     Percent of Class:  10.46%

         (c)     Number of shares as to which such person has:
                  (i)     sole power to vote or to direct the vote:
                                    -  0 -
                  (ii)    shared power to vote or to direct the vote:
                                    70,822,200
                  (iii)   sole power to dispose or to direct the disposition of:
                                    - 0 -
                  (iv)   shared power to dispose or to direct the disposition of
                                    70,822,,200

         Item 5)    Ownership of Five Percent or less of a class:
                           n/a

         Item 6) Ownership of more than Five Percent on behalf of another person:

                  Various accounts managed by the investment advisers identified in Item 8 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the issuer.

                  The interest of one account, Legg Mason Opportunity Trust, a portfolio of Legg Mason Investment Trust, Inc., an investment company registered under the Investment Company Act of 1940 and managed by LMM, LLC amounted to 34,923,900 shares or 5.16% of the total shares outstanding.

         Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
                         n/a

         Item 8)    Identification and classification of members of the group:
                         LMM, LLC-investment adviser
                         Legg Mason Funds Management, Inc.-investment adviser Legg Mason Capital Management, Inc.-investment adviser

         Item 9)    Notice of dissolution of group:
                         n/a

         Item 10)   Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature
                                   -----------

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         --------------------------------
         Date - February 13, 2004

         LMM, LLC


         By___________________________________________
              Jennifer Murphy, Chief Operations Officer

         Legg Mason Funds Management, Inc.


         By ___________________________________________
              Jennifer Murphy, Senior Vice President

         Legg Mason Capital Management, Inc.


         By___________________________________________
              Andrew J. Bowden, Senior Vice President


                                    Exhibit A
                             Joint Filing Agreement

                     --------------------------------------
         This Joint Filing Agreement confirms the agreement by and among the undersigned that the Schedule 13G is filed on behalf of (i) each member of the group identified in Item 8 and (ii) the other reporting person(s) identified in
Item 6 that may be deemed to beneficially own more than five percent of the issuer's outstanding equity securities.

         LMM, LLC


         By_________________________________________________
                 Jennifer Murphy, Chief Operations Officer

         Legg Mason Funds Management, Inc.


         By__________________________________________________
                Jennifer Murphy, Senior Vice President

         Legg Mason Capital Management, Inc.


         By__________________________________________________
                Andrew J. Bowden, Senior Vice President

         Legg Mason Opportunity Trust,
         a portfolio of Legg Mason Investment Trust, Inc.


         By___________________________________________________
                Gregory T. Merz, Vice President